July 9, 2021

Via Edgar

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TradeUP Acquisition Corp.
Amendment No. 8 to Registration Statement on Form S-1
Filed July 1, 2021
File No. 333-253322

Dear Ms. Barberena-Meissner:

This letter is in response to the letter dated July 8, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TradeUP Acquisition Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 8 to Registration Statement on Form S-1

Financial Statements, page F-1

1. Please revise to update the financial statements as required by Rule 8-08 of Regulation S-X. Accordingly, revise the relevant discussions and disclosures as appropriate.

Response: The Company acknowledges the Staff’s comment and has updated the financial statements as well as relevant discussions on pages 33, 34, 69, 70, 71, 72, 73, 74, 76, 77, and F-16 to F-27.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

Very truly yours,

(Signature page follows)

By:	/s/ Jianwei Li
Jianwei Li Chairman and Co-Chief Executive Officer

Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC